October 26, 2006

VIA EDGAR

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form 8-K filed March 1, 2006
File No. 0-13063

Dear Mr. Wilson:

Reference is made to the letter dated October 16, 2006 (the “Comment Letter”) from the Staff of the Division of Corporation Finance to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the “Company”), setting forth the Staff’s comment regarding the filing referenced above.  As previously discussed, the Company undertook to respond to those comments by today.

Accordingly, this letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  The paragraph numbers of the Company’s responses correspond to the numbers appearing next to the Staff’s comments as set forth in the Comment Letter.

We are also sending you a copy of this letter by Federal Express.

The Company believed that in most instances information responsive to the Staff’s prior comment 5, bullet point 5, and repeated in the Staff’s most recent comment, had been covered elsewhere in the Company’s July 27, 2006 response letter, in particular the Company’s responses to prior comment 5, bullet point 3.  We apologize for any confusion or lack of clarity in this regard.  We trust that the attached presentation will fully address these matters in a single comprehensive summary.

Very truly yours,

/s/DeWayne E. Laird
DeWayne E. Laird
Vice President and Chief Financial Officer

cc:	Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation

Form 8-K, filed March 1, 2006
Item 2.02 Results of Operations and Financial Condition

•                  We note your response to prior comment 5, bullet point 5 did not fully address the comment.  Please address the timing and basis for recordation of each of the other expense and unusual charges in the fourth quarters of fiscal years 2004 and 2005.

Response:

The Company believed that in most instances information responsive to the Staff’s prior comment 5, bullet point 5, and repeated in the Staff’s most recent comment, had been covered elsewhere in the Company’s July 27, 2006 response letter, in particular the Company’s responses to prior comment 5, bullet point 3.  We apologize for any confusion or lack of clarity in this regard.  We trust that the attached presentation will fully address these matters in a single comprehensive summary.

The timing and basis for recordation of the “unusual charges” in the fourth quarter of fiscal 2004 are as follows:

1.                                       Unusual Racing Group charges in the fourth quarter of 2004 in the amount of $3.091 million reflect adjustments identified in the fourth quarter of 2004 during completion of the initial Sarbanes-Oxley review, as referenced in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2004, including revisions to the allowance for doubtful accounts, inventory reserves and various accruals.

The timing and basis for recordation of the “other expense” in the fourth quarter of fiscal 2004 are as follows:

2.                                       In the fourth quarter of 2004, the Company incurred charges of $16.868 million in connection with the restructuring of its debt in the fourth quarter of 2004, as disclosed in the Consolidated Statement of Operations included in our Annual Report on Form 10-K for the Year Ended December 31, 2004.

3.                                       In the fourth quarter of 2004, the Company recorded a charge of $6.060 million to reflect its share of the losses for the Italian consortium for the year, as more fully described in Note 19 to the consolidated financial statements included in our Annual Report on Form 10-K for the Year Ended December 31, 2004 and in “Internal Control Over Financial Reporting” in Item 7 of that Form 10-K, which reported management’s determination that the Company had a material weakness in the design of its internal controls related to this matter.  During 2004, the Company held a minority equity interest in an incorporated Italian consortium (which was formed in 2003 and began operations in 2004) that was accounted for under the cost basis of accounting.  Subsequent to year end, management determined that because the Company had a 20% equity interest in an entity of that type, the Company’s pro-rata share of losses of the consortium in 2004 should have been recognized using the equity method of accounting.  An adjustment for this matter was necessary to fairly present the financial statements for the year ended December 31, 2004 in accordance with GAAP.

4.                                       In the fourth quarter of 2004, the Company recorded “Other” income in the amount of $.659 million which consisted of the net amounts of interest income, foreign exchange gains and losses, minority interest and gains and losses on the sales of fixed assets during that quarter.  None of these items was individually material to the Company’s financial statements.

The timing and basis for recordation of the “unusual charges” in the fourth quarter of fiscal 2005 are as follows:

5.                                       Unusual Racing Group charges in the fourth quarter of 2005 in the amount of $.600 million reflect charges related to the termination of certain unprofitable racing contracts in Eastern Europe in the fourth quarter of 2005, as referenced in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2005.

6.                                       Unusual Lottery Group charges in the fourth quarter of 2005 in the amount of $6.474 million include a non tax-deductible charge of $1.658 million incurred in the fourth quarter of 2005 in connection with a purchase price earn-out on the Honsel acquisition, as disclosed in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2005; $3.000 million of legal, consulting and severance expenses incurred in the fourth quarter of 2005 in connection with certain compliance matters in North Carolina, Chile, New Jersey and elsewhere, as disclosed in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2005; $.915 million of start-up expenses incurred during the fourth quarter of 2005 relating to the opening of our new instant ticket production facility in the UK; and $.900 million of start-up costs incurred in the fourth quarter of 2005 due to the new contract launch in Catalonia, Spain.

7.                                       Unusual Corporate charges in the fourth quarter of 2005 in the amount of $12.363 million reflect the non-cash charge incurred in the fourth quarter of 2005 related to the termination of the Supplemental Executive Retirement Program, as discussed in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2005 and Note 16 to the consolidated financial statements included in that Form 10-K.

The timing and basis for recordation of the “other expense” in the fourth quarter of fiscal 2005 are as follows:

8.                                       In the fourth quarter of 2005, the Company recorded a charge of $.242 million to reflect its share of the fourth quarter 2005 losses of the Italian consortium, as disclosed in the Consolidated Statement of Operations for the three months ended December 31, 2005, included in our Form 8-K filed March 1, 2006.

9.                                       In the fourth quarter of 2005, the Company recorded “Other” income in the amount of $.184 million which consisted of the net amounts of interest income, foreign exchange gains and losses, minority interest and gains and losses on the sales of fixed assets during that quarter, as disclosed in the Consolidated Statement of Operations for the three months ended December 31, 2005, included in our Form 8-K filed March 1, 2006.  None of these items was individually material to the Company’s financial statements.